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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
(AMENDMENT NO. 2)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

[redacted]

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 143-2(d) (Subject Company Response)	☐

Xstrata plc
Xstrata AG

(Name of Subject Company)

Not Applicable

(Translation of Subject Company's Name into English (if applicable))

United Kingdom
Switzerland

(Jurisdiction of Subject Company's Incorporation or Organization)

Benny Levene / Brian Azzopardi

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Xstrata plc, Bahnhofstrasse 2, 6301 Zug, Switzerland, tel: +41 41 726 6075

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

February 26, 2001

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit number	Description
6.	Listing Notice and Exchange Request (published in the Wall Street Journal on Monday, March 25, 2002) concerning the exchange of bearer shares in Xstrata AG in consequence of the merger with Xstrata plc.

Item 2. Information Legends

See legend contained on Exhibit 6.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by each of Xstrata plc and Xstrata AG prior to or concurrently with the furnishing of the original Form CB.

PART IV – SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Company: Xstrata plc

	(Signature)	
B. S. LEVENG, AUTHORIZED	(Name and Title)	B K AZZOPARDI AUTHORIZED
19 MARCH 2002	(Date)	19 MARCH 2002

Company: Xstrata AG

	(Signature)	
B. S. LOVENG, OFFICER	(Name and Title)	B. K. AZZOPARDI OFFICER
19 MARCH 2002	(Date)	19 MARCH 2002

Exhibit 6

Listing Notice and Exchange Request (published in the Wall Street Journal on Monday, March 25, 2002) concerning the exchange of bearer shares in Xstrata AG in consequence of the merger with Xstrata plc.

Xstrata plc, London

Exchange of bearer shares in Xstrata AG pursuant to the merger with Xstrata plc
Secondary listing of 227,601,000 registered shares (ordinary registered shares) ("ordinary shares") in Xstrata plc with a nominal value of USD 0.50 each

Among other matters, shareholders of Xstrata AG, Zug, approved the merger of Xstrata AG into Xstrata plc, London, the acquiring company, at the shareholders' meeting held on March 19, 2002. The merger is structured pursuant to Art. 748 CO as a transfer of all the assets and liabilities of Xstrata AG to Xstrata plc and shall be entered into the Commercial Register of the canton of Zug as of March 25, 2002.

The exchange of bearer shares in Xstrata AG into ordinary shares of Xstrata plc occurs as of March 25, 2002.

Official exchange agents in Switzerland
Credit Suisse
Credit Suisse First Boston

Exchange ratio
1 bearer share in Xstrata AG with a nominal value of CHF 10 will be exchanged into 10 ordinary shares in Xstrata plc with a nominal value of USD 0.50 each

Exchange period
March 25, 2002 to May 24, 2002

Fees, expenses
For shareholders in Switzerland, the exchange of bearer shares in Xstrata AG into ordinary shares in Xstrata plc is free of charge during the exchange period.

Shareholder Information

Shareholders of bearer shares in Xstrata AG holding their shares in custody through a depository bank

For shareholders of bearer shares in Xstrata AG holding their shares in custody in an open deposit account with a depository bank, such shares will be exchanged automatically by their bank and these shareholders will be given notice of the exchange. The exchange of bearer shares in Xstrata AG into ordinary shares in Xstrata plc is executed by the depository banks as of March 25, 2002.

Shareholders keeping their bearer shares in Xstrata AG at home

Shareholders who keep their shares at home or in a banksafe deposit box are requested to hand in their physical shares to their bank to be exchanged into ordinary shares in Xstrata plc.

Dividends
The ordinary shares in Xstrata plc resulting from the exchange of shares in Xstrata AG for shares in Xstrata plc will be entitled to the same rights as of their issuance as all other ordinary shares of Xstrata plc.

Any dividends declared by Xstrata plc will generally be paid in US dollars unless an Xstrata plc shareholder elects to receive dividends in Swiss Francs, Euros or pounds sterling.

Although Xstrata plc is incorporated under the laws of England and Wales, the company has structured its activities (and intends to maintain these) so that it will be regarded as being a Swiss resident for purposes of direct taxes as well as the Swiss federal withholding tax. Dividends and similar cash or in kind distributions made by Xstrata plc to a holder of ordinary shares in Xstrata plc will therefore be subject to the federal withholding tax at the rate of 35%. It is expected that the procedure to obtain tax credits to claim a refund of the withholding tax will correspond to the procedure that currently exists for the present shareholders of Xstrata AG in respect of the shares in Xstrata AG.

Voting rights
Each ordinary share in Xstrata plc will entitle the registered holder to attend, speak and vote at the general meetings of Xstrata plc. Registered holders of ordinary shares in Xstrata plc will be entitled to one vote on a show of hands or one vote per ordinary share in Xstrata plc on a poll.

Listing/Delisting
An application for a secondary listing on the main board of the SWX Swiss Exchange as of March 25, 2002, was filed for all ordinary shares in Xstrata plc.

The primary listing of all ordinary shares in Xstrata plc to trading on the London Stock Exchange's market for Listed Securities is effected at the time of the entry of the merger in the Commercial Register and is expected to be made as of March 25, 2002.

The bearer shares in Xstrata AG with a nominal value of CHF 10 each will be delisted from the SWX Swiss Exchange as of March 25, 2002. The last day of trading of the respective shares on SWX Swiss Exchange was March 22, 2002.

Trading on exchanges
As of March 25, only ordinary shares in Xstrata plc with a nominal value of USD 0.50 each are traded on the SWX Swiss Exchange. Trading on the SWX Swiss Exchange will be in Swiss Francs under the ticker symbol «XTAN».

Trading of ordinary shares in Xstrata plc on the SWX Swiss Exchange is subject to the Swiss securities transfer tax of 0.3%, the Stock exchange levy of 0.02% as well as the UK Stamp Duty Reserve Tax, chargeable in most cases at the rate of 0.5%, but chargeable at the higher rate of 1.5% in the case of sales or transfers to certain categories of person, as summarised in the Listing Particulars.

According to a decision by the SWX Swiss Exchange, Xstrata plc will be included in the Swiss Performance Index (SPI).

Ordinary shares in Xstrata plc are traded under the ticker symbol «XTA» on the London Stock Exchange's market for Listed Securities.

Swiss taxes
The exchange of shares will not be subject to the Swiss withholding tax and the Swiss securities transfer tax. The merger should furthermore not lead to a crystallization of the built in gain on the exchange of bearer shares in Xstrata AG for ordinary shares in Xstrata plc.

For shareholders holding their shares as a business asset, the tax basis in their bearer shares in Xstrata AG will be rolled over into their holdings of ordinary shares in Xstrata plc.

Shareholders subject to foreign tax laws may be exposed to different tax treatment.

Clearing and settlement
Ordinary shares in Xstrata plc held in custody through a depository bank in Switzerland will be held in book-entry form with CREST in an account of SIS SegaInterSettle AG.

The holding of a share certificate is likely to produce a delay should the shareholder wish to sell such shares.

Registration in the share register
Shareholders of ordinary shares in Xstrata plc holding their shares in an open deposit account with a bank in Switzerland will be registered in the company's share register in the name of a nominee.

Shareholders may through their bank request delivery of (physical) share certificates for keeping them at home or in a banksafe deposit box and will, in this instance, themselves be registered as shareholders in the share register of Xstrata plc.

Xstrata plc is currently assessing the viability of creating a separate share register in Switzerland, based on the SIS SegaInterSettle AG registered share model.

Prerequisite
The exchange is effective subject to the prerequisite that the merger is entered in the Commercial Register of the canton of Zug on 25 March 2002. The same applies for the further measures in connection with the exchange.

This listing notice is not regarded as an offering prospectus as per Art. 652a resp. 1156 CO.

March 25, 2002

Ordinary share Xstrata plc with a nominal value of USD 0.50	Swiss Security Number: 1 386 215	ISIN: GB0031411001
Bearer share Xstrata AG with a nominal value of CHF 10	Swiss Security Number: 1 078 244	ISIN: CH0010782446

The Merger described in this advertisement entails the exchange of shares of a Swiss company for a company incorporated in England (which will be the surviving company), and no offer of securities is being made to any person in any jurisdiction to whom or in which such offer is unlawful. To the extent related disclosure requirements apply, they are of a non-US country and are different from those of the United States. Financial Statements included in the Merger Information Memorandum have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of U.S. companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Xstrata plc is located outside the United States and some or all of its officers and directors may be residents of jurisdictions other than the United States. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgement.

This advertisement does not contain or constitute an offer or invitation to purchase or subscribe for any securities of Xstrata plc and should not be relied on in connection with any decision to purchase or subscribe for any such securities.